July 25, 2018

Daniel O'Brien
President
Flexible Solutions International, Inc.
6001 54 Ave.
Taber, Alberta Canada T1G 1X4

       Re: Flexible Solutions International, Inc.
           Amendment No. 1 to Form S-4
           Filed July 11, 2018
           File No. 333-225185

Dear Mr. O'Brien:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-4 filed July 11, 2018

General, page 1

1. We note your response to comment one in our letter dated June 20, 2018. We note that you have omitted information required by Part A of Form S-4. Please provide the information required by Item 3 including providing a summary in the forepart of the prospectus of Form S-4.
Incorporation of Documents by Reference5, page 5

2.     We note your response to comment two of our letter dated June 20, 2018.
General
       Instruction B of Form S-4 provides that such incorporation by reference is permissible if
 Daniel O'Brien
Flexible Solutions International, Inc.
July 25, 2018
Page 2
         one of the conditions set forth in General Instruction B.1.a(ii) is met. Given that the aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you may
         not be eligible to incorporate information about the registrant by reference at this time.
         Either provide us with an analysis demonstrating compliance with the applicable provisions of General Instruction B of Form S-4, or otherwise, please amend your registration statement to include the required information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.


FirstName LastNameDaniel O'Brien
                                                              Division of
Corporation Finance
Comapany NameFlexible Solutions International, Inc.
                                                              Office of
Manufacturing and
July 25, 2018 Page 2                                          Construction
FirstName LastName